UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 5)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Skillz Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83067L 109

(CUSIP Number)

Wildcat Capital Management, LLC

Attention: Brian Rosenblatt

General Counsel, Chief Operating Officer and

Chief Compliance Officer

888 Seventh Avenue

New York, NY 10106

(212) 468-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Wildcat Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON IA

(1)	NAME OF REPORTING PERSONS Wildcat Partner Holdings, LP (f/k/a Bonderman Family Limited Partnership)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON PN

(1)	NAME OF REPORTING PERSONS Leonard A. Potter
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON IN

This Amendment No. 5 (this “Amendment”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on December 28, 2020, as amended and supplemented by Amendment No. 1 filed on December 31, 2020, Amendment No. 2 filed on March 8, 2021, Amendment No. 3 filed on March 23, 2021 and Amendment No. 4 filed on January 5, 2023 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), and is filed by the Reporting Persons with respect to the Class A Common Stock of the Issuer. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

This Amendment supplements Item 4 of the Schedule 13D by adding the following paragraph:

On December 10, 2024, WPH and Wildcat Capital Management, LLC each entered into a Share Repurchase Agreement with the Issuer (the “Share Repurchase Agreements”). Pursuant to the Share Repurchase Agreements, the Issuer agreed to repurchase 961,532 shares of Class A Common Stock from WPH at a price of $7.00 per share, for total proceeds of $6,730,724.00 and 18,316 shares of Class A Common Stock from Wildcat Capital Management, LLC at a price of $7.00 per share, for total proceeds of $128,212.00. The Share Repurchase Agreements contain customary representations and warranties, and closed on December 10, 2024. The Share Repurchase Agreements are attached hereto as Exhibits 6 and 7.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated by reference in this Item 5.

(a) and (b) The Reporting Persons do not beneficially own any shares of Class A Common Stock.

(c) Except as set forth in Item 4, the Reporting Persons have not, and to the knowledge of the Reporting Persons, without independent verification, no person named in Item 2 hereof has, effected any transactions in securities of the Issuer during the past 60 days.

(d) The Reporting Persons do not beneficially own any shares of Class A Common Stock.

(e) December 10, 2024.

Item 7. Materials to be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Schedule 13D by adding the following:

Exhibit No.	Description

6.	Stock Repurchase Agreement between Wildcat Partner Holdings, LP and the Issuer.

7.	Stock Repurchase Agreement between Wildcat Capital Management, LLC and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2024

LEONARD A. POTTER

By:	/s/ Leonard A. Potter
Name: Leonard A. Potter

WILDCAT CAPITAL MANAGEMENT, LLC

By:	/s/ Leonard A. Potter
Name: Leonard A. Potter
Title: President

WILDCAT PARTNER HOLDINGS, LP By: Bond Management GP, LLC, its general partner

By:	/s/ Sherri Conn
Name: Sherri Conn
Title: Vice President